

May 13, 2013

Via E-Mail
Steve Birkhold
Chief Executive Officer
bebe stores, inc.
400 Valley Drive
Brisbane, CA 94005

> **Re:**   **bebe stores, inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed September 13, 2012**
> **File No. 000-24395**

Dear Mr. Birkhold:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/Tia L. Jenkins

　　　　　　　　　　　Tia L. Jenkins
　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　Office of Beverages, Apparel, and
　　　　　　　　　　　Mining